UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement - April 27, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

27th April 2011
Barclays PLC - Interim Management Statement

"We have made a good start in 2011 in a challenging external environment. Another solid quarter of profits has further strengthened our Core Tier 1 ratio to 11%. We are making good progress on execution in line with our strategic priorities, with costs and risks carefully managed in the quarter, and our returns on equity and tangible equity (excluding own credit) above 10% and 12%, respectively.

We continue to engage actively with governments and regulatory bodies in the UK and internationally on banking reform. We are committed to assisting the process of change and are aligned with the objectives of reducing the risk of failure of financial institutions. We believe that resolution plans will play a vital role in allowing a bank to fail while ensuring that essential banking services remain operable. We are proactively engaged with the UK Financial Services Authority, the Financial Stability Board and at a G20 level to help develop and put in place such plans on a cross-border basis.

The Interim Report of the Independent Commission on Banking ("ICB") in the UK raises many issues and questions which will require detailed discussion and further specification in the coming months to ensure that its final recommendations can be practically implemented and that the consequences are properly analysed. We have had a constructive dialogue with the ICB to date, and continuing that will be an important priority for us as we are determined to play a responsible role in the formulation of the reform agenda and to facilitate economic growth in the UK by providing access to credit-worthy individuals and businesses."

Bob Diamond, Chief Executive

	Three Months Ended	Three Months Ended
Group Unaudited Results	31.03.11	31.03.10
	£m	£m	% Change
Total income net of insurance claims	7,399	8,065	(8)
Impairment charges and other credit provisions	(921)	(1,508)	(39)
Net operating income	6,478	6,557	(1)
Operating expenses	(4,842)	(4,852)	-
Profit before tax	1,655	1,820	(9)
Own credit charge	351	102	nm
Gains on acquisitions and disposals	(2)	(100)	(98)
Adjusted profit before tax	2,004	1,822	10
Profit after tax	1,241	1,310	(5)
Profit attributable to equity holders of the parent	1,012	1,067	(5)

Basic earnings per share	8.5p	9.3p	(9)
Dividend per share	1.0p	1.0p	-

Performance Measures
Return on average shareholders' equity	8.1%	8.7%	nm
Return on average tangible shareholders' equity	9.7%	10.7%	nm
Return on average risk weighted assets	1.3%	1.3%	nm
Cost: income ratio	65%	60%	nm
Cost: net operating income ratio	75%	74%	nm

Return on average shareholders' equity (excluding own credit)	10.1%	9.3%	nm
Return on average tangible shareholders' equity (excluding own credit)	12.1%	11.4%	nm
Return on average risk weighted assets (excluding own credit)	1.5%	1.4%	nm
Cost: income ratio (excluding own credit)	62%	59%	nm
Cost: net operating income ratio (excluding own credit)	71%	73%	nm

Capital and Balance Sheet	31.03.11	31.12.10	% Change
Core Tier 1 ratio	11.0%	10.8%	nm
Risk weighted assets	£392bn	£398bn	(2)
Adjusted gross leverage	20x	20x	nm
Group liquidity pool	£161bn	£154bn	5
Net asset value per share	414p	417p	(1)
Net tangible asset value per share	344p	346p	(1)
Group loan: deposit ratio	119%	124%	nm

Performance Summary

- Adjusted profit before tax, excluding own credit and gains on acquisitions and disposals, of £2,004m up 10% (2010: £1,822m). Profit before tax of £1,655m down 9% (2010: £1,820m)

- Retail and Business Banking profit before tax of £692m up 21% (2010: £570m)

- Total income of £7,399m down 8% (2010: £8,065m) after a charge for own credit of £351m (2010: £102m)

- Barclays Capital top-line income of £3,278m down 15% (2010: £3,845m), reflecting a decline of 22% in Fixed Income, Currency and Commodities and increases of 11% in Equities and Prime Services and 10% in Investment Banking

- Impairment of £921m improved 39% (2010: £1,508m) giving a year-to-date annualised loan loss rate of 76bps (2010:112bps) including a £190m release of the impairment allowance relating to the loan to Protium

- Net operating income (excluding own credit) of £6,829m up 3% (2010: £6,659m). Net operating income of £6,478m down 1% (2010: £6,557m)

- Operating expenses of £4,842m (2010: £4,852m) including restructuring costs of £69m (2010: £77m)

- Return on average shareholders' equity (excluding own credit) of 10.1% (2010: 9.3%) and return on average tangible shareholders' equity (excluding own credit) of 12.1% (2010: 11.4%)

- Core Tier 1 ratio of 11.0% (2010: 10.8%)

- £12bn of term funding issued in the first three months of 2011 and strong liquidity position maintained

- First quarter dividend of 1.0p per share

- Increased gross new lending to UK households and businesses of £9.9bn (2010: £9.0bn)

Group Performance

Profit before tax for the three months ended 31st March 2011 declined 9% to £1,655m (2010: £1,820m). Total income decreased 8% to £7,399m (2010: £8,065m) reflecting the subdued macroeconomic environment and the impact of the increased own credit charge. Impairment charges improved 39% to £921m (2010: £1,508m), while operating expenses were flat at £4,842m (2010: £4,852m).

Adjusted profit before tax of £2,004m increased 10% relative to £1,822m in Q1 2010 and increased 63% compared to £1,228m in Q4 2010.

	Three Months Ended		Three Months Ended
Profit Before Tax by Business	31.03.11		31.03.10
	£m		£m		% Change
Retail and Business Banking1	692		570		21
Corporate and Investment Banking	983		1,394		(29)
Wealth and Investment Management	70		74		(5)
Head Office Functions and Other Operations	(90)		(218)		59
Profit before tax	1,655		1,820		(9)

Income by Geographic Segment	£m	%	£m	%
UK2	3,038	41	3,151	39
Europe2	946	13	1,240	15
Americas	1,864	25	2,201	27
Africa and the Middle East3	1,239	17	1,184	15
Asia3	312	4	289	4
Total income net of insurance claims	7,399	100	8,065	100

1        Retail and Business Banking comprises UK Retail Banking, Western Europe Retail Banking, Absa, Barclays Africa and Barclaycard, with UK Retail Banking and  Western Europe Retail Banking now known as Retail and
          Business Banking UK and Europe respectively.

2 Income of £24m (2010: £24m) relating to Ireland is now included in Europe; formerly it was reported in UK & Ireland. Comparatives have been restated.

3 Income of £76m (2010: £97m) relating to Middle East is now included in Africa and Middle East; formerly it was reported in Asia. Comparatives have been restated.

Capital and Liquidity

At 31st March 2011, the Group's Core Tier 1 ratio was 11.0% (31st December 2010: 10.8%). Risk weighted assets decreased £6bn to £392bn (31st December 2010: £398bn). Total assets increased since the year end by £2bn to £1,492bn (31st December 2010: £1,490bn). The net asset value per share was 414p (31st December 2010: 417p) and the net tangible asset value per share was 344p (31st December 2010: 346p).

Adjusted gross leverage was 20x as at 31st March 2011 and moved within the month end range of 20x to 22x during the quarter as a result of normal trading activity. The ratio of total assets to shareholders' equity of 24x moved within the month end range of 24x to 25x during the quarter.

The Group liquidity pool at 31st March 2011 was £161bn (31st December 2010: £154bn), of which £147bn was in FSA-eligible assets (31st December 2010: £140bn). During the quarter the Group issued approximately £12bn of term funding. At 31st March 2011 the Group had £20bn remaining publicly issued term debt with contractual maturities in 2011 (£25bn maturing in 2011 at 31st December 2010).

Returns

Excluding own credit, return on average shareholders' equity and return on average tangible shareholders' equity increased to 10.1% (2010: 9.3%) and 12.1% (2010: 11.4%) respectively. Including own credit, return on average shareholders' equity and return on average tangible shareholders' equity decreased to 8.1% (2010: 8.7%) and 9.7% (2010: 10.7%) respectively.

During Q1, we took a number of actions related to the Group's strategic returns initiative. In Barclays Capital credit market exposures reduced in aggregate by $1,647m to $35,350m. This included a decrease of $636m on the loan to Protium. In March, we announced the sale of $586m of real estate loans to CreXus Investment Corp. A further $572m of principal repayments were received from Protium in April and today we announced the restructuring of the loan to Protium.

In Retail and Business Banking, we took the decision to close our branch-based Financial Planning business in the UK; and to combine, by the end of this year, Absa and Barclays Africa into one regional centre in Johannesburg. Operating expenses across all businesses have benefited from the Group cost reduction programme which is on track to result in gross annual savings in 2011 of £500m; £250m net of restructuring charges.

Income Growth

Income performance across the Group has been resilient in the context of subdued economic conditions in many of our key markets. Net operating income, excluding own credit, increased 3% to £6,829m (2010: £6,659m). In Corporate and Investment Banking, growth in Barclays Capital Equities and Prime Services, and Investment Banking businesses helped to offset partially a year on year decline in Fixed Income, Currency and Commodities (FICC) revenues.

In Retail and Business Banking, Barclays agreed to acquire Egg's UK credit card assets, consisting of approximately 1.15 million credit card accounts, representing approximately £2.3bn of gross receivables, and announced the acquisition of MBNA Europe Bank Limited's Small Business cards portfolio in the UK, consisting of approximately 60,000 accounts and £130m of outstanding balances.

The strategic investment programme in Barclays Wealth continues on track and we have begun to see both revenue and customer service benefits as a consequence.

Citizenship

In February, Barclays was one of the signatories to "Project Merlin", a clear statement to demonstrate that the UK Government and the main UK banks are working in partnership to help the recovery of the economy. The agreement focuses on commitments in three key areas: lending to businesses; pay and disclosure; and supporting economic growth.

During Q1 2011, Barclays and the other participating banks made good progress implementing the report of the Business Finance Taskforce set out in October 2010. The initiatives are intended to help and encourage viable businesses to have access to secure and sustainable funding. Among the Taskforce's enacted recommendations was the creation of a one-stop-shop website (www.BetterBusinessFinance.co.uk) for businesses to get impartial information about how to secure finance and the best options for their business. In addition the Taskforce launched a new appeals process for businesses who are dissatisfied with banks' lending decisions, a series of regional events and a nationwide Business Mentoring scheme.

Another of the Taskforce's recommendations resulted in the creation of the Business Growth Fund (BGF). This Fund has been established to help growing businesses with a turnover of between £10m and £100m. The BGF will invest between £2m and £10m per business in return for a minimum 10 per cent equity stake and a seat on the board.

Business Commentary

Retail and Business Banking

Retail and Business Banking profit before tax rose 21% to £692m (2010: £570m). This included profit before tax in Absa of £135m (2010: £167m) now reported in Retail and Business Banking. Excluding Absa, profit before tax increased 38% to £557m (2010: £403m). Income was flat at £3,251m (2010: £3,248m) as new business growth was offset by higher levels of customer repayments. Impairment charges decreased by 29% to £659m (2010: £927m) reflecting good risk management which in turn drove improved net operating income. Operating expenses increased 3% to £1,918m (2010: £1,863m) reflecting a one-off credit in 2010 relating to the recognition of a pension fund surplus in Absa partially offset by a 3% decrease in the rest of Retail and Business Banking.

The performance of the businesses within Retail and Business Banking is summarised below:

	Three Months Ended	Three Months Ended
Profit Before Tax by Business	31.03.11	31.03.10
	£m	£m	% Change
UK1	288	238	21
Europe1	(59)	17	nm
Africa1	167	197	(15)
- Absa	135	167	(19)
- Barclays Africa	32	30	7
Barclaycard	296	118	151
Retail and Business Banking	692	570	21

- UK profit before tax increased 21% to £288m (2010: £238m), driven by a strong performance in reducing impairment. Income was broadly in line with prior year with a stable net interest margin. There was good growth in mortgage balances. Impairment charges decreased year on year with reductions seen across all portfolios as a result of credit risk management actions. Operating expenses remained well controlled and decreased compared to prior year.
       This  led to an improved return on risk weighted assets to above our target threshold.

- Europe incurred a loss for the quarter of £59m (2010: profit of £17m). The decrease was due primarily to restructuring charges of £34m and a gain in 2010 of £29m on the acquisition of the Italian cards business of Citigroup.
       Underlying income was flat after a 3% decline as a result of adverse foreign exchange movements. Impairment charges were flat on prior year but significantly down on prior quarter. Operating expenses increased due to
       2011restructuring costs and investment in developing the franchise throughout 2010.

- Africa profit before tax decreased 15% to £167m (2010: £197m).

-    Absa profit before tax decreased 19% to £135m (2010: £167m). Favourable foreign exchange movements and the improved performance of the underlying business were offset by a £54m one-off credit in 2010 in relation to the
     Group's recognition of a pension fund surplus. Excluding the one-off credit in 2010, profit before tax increased 19% driven by the impact of currency movements, income growth and significant improvements in impairment charges as a result of a continued improving economy. Operating expenses increased reflecting currency movements and inflationary pressures.

-    Barclays Africa profit before tax increased 7% to £32m (2010: £30m) which reflected well controlled operating expenses and an improved impairment performance partially offset by a decline in income due to the unrest in Egypt and overall balance sheet contraction.

- Barclaycard profit before tax increased 151% to £296m (2010: £118m). Income was broadly in line with prior year with new business growth offset by a decline in net interest margin and higher levels of customer repayment.
        Impairment charges reduced significantly, reflecting good risk management and customer behaviour. The 30 day delinquency rate continued to improve in the UK and the US. This led to a 185bps increase in risk adjusted margin.
        Operating expenses decreased year on year reflecting focused cost management.

1        Retail Banking and Absa are together known as Retail and Business Banking, with UK Retail Banking and Western Europe Retail Banking now known as UK and Europe respectively, and Absa and Barclays Africa are together known as Africa.

Corporate and Investment Banking

	Three Months Ended	Three Months Ended
Profit Before Tax by Business	31.03.11	31.03.10
	£m	£m	% Change
Barclays Capital excluding own credit	1,333	1,571	(15)
Own credit	(351)	(102)	nm
Barclays Capital	982	1,469	(33)
Barclays Corporate	1	(75)	nm
Corporate and Investment Banking	983	1,394	(29)

- Barclays Capital profit before tax excluding own credit was £1,333m (2010: £1,571m). An own credit loss of £351m (2010: loss of £102m) reduced profit before tax to £982m (2010: £1,469m). Total income excluding own credit was
       £3,366m (2010: £3,895m), down 14% on Q1 2010, and 4% on Q4 2010. This reflected top-line income of £3,278m (2010: £3,845m) and an increase in credit market income to £88m (2010: £50m).

	Three Months Ended	Three Months Ended
Analysis of Total Income	31.03.11	31.03.10
	£m	£m	% Change
Fixed Income, Currency and Commodities	2,113	2,695	(22)
Equities and Prime Services	545	493	11
Investment Banking	612	556	10
Principal Investments	8	101	(92)
Top-line income	3,278	3,845	(15)
Credit market income	88	50	76
Total income (excluding own credit)	3,366	3,895	(14)

FICC top-line income of £2,113m declined 22% on the prior year, reflecting lower contributions from the Fixed Income businesses, partially offset by improved performances in Currencies, which benefited from record client volumes in the quarter, and Commodities. Equities and Prime Services top-line income of £545m increased 11% on the prior year with improved performances from equity derivatives and equity financing. Investment Banking top-line income of £612m increased 10%, reflecting strong performances in both equity underwriting and advisory.

Net operating income excluding own credit reduced 6% to £3,397m as the decline in total income was partially offset by an impairment release of £31m (2010: charge of £268m), including a £190m release of the impairment allowance relating to the loan to Protium offset by charges primarily relating to leveraged finance and ABS CDO Super Senior exposures. Operating expenses were in line with prior year. Excluding the impact of own credit, cost to net operating income was 61% and compensation to income was 44%.

- Barclays Corporate recorded a profit before tax of £1m (2010: loss of £75m). Improved performance in the UK and Rest of World was partially offset by a larger loss in Europe.

	Three Months Ended	Three Months Ended
Profit Before Tax by Geography	31.03.11	31.03.10
	£m	£m	% Change
UK1, 2	208	158	32
Europe1, 2	(192)	(70)	(174)
Rest of World1	(15)	(163)	91
Barclays Corporate	1	(75)	nm

- UK profit before tax increased 32% to £208m (2010: £158m). Impairment charges were 58% lower and underlying income performance was resilient.

-    Europe loss before tax increased to £192m (2010: £70m) principally driven by higher impairment charges in Spain. Depressed market conditions continued to affect some significant single name cases although the charge remained well below the peak charge reported in Q2 2010.

1        UK & Ireland, Continental Europe and New Markets are now known as UK, Europe and Rest of World respectively. Ireland profit before tax of £5m (2010: £5m), previously included within UK and Ireland, is now included under Europe.

2 2010 figures have been revised to reflect the transfer from UK to Europe of IVECO, the Italian based business (representing £5m of loss before tax).

-    Rest of World loss before tax decreased to £15m (2010: £163m). Impairment charges improved significantly to £11m reflecting management action to reduce risk profile of portfolios (2010: £47m). Costs decreased principally due to the non-recurrence of the 2010 restructuring charges and the subsequent benefits derived. The Barclays Bank Russia sale process is proceeding as previously announced.

Wealth and Investment Management

	Three Months Ended	Three Months Ended
Profit Before Tax by Business	31.03.11	31.03.10
	£m	£m	% Change
Barclays Wealth	46	45	2
Investment Management	24	29	(17)
Wealth and Investment Management	70	74	(5)

- Barclays Wealth profit before tax was up 2% on prior year at £46m. Strong income growth of 14% was driven by the High Net Worth Businesses. The Barclays Wealth strategic investment programme continued with investment costs of £17m in 2011 (2010: £7m). Client assets increased 1% to £166bn.

- Investment Management profit before tax was £24m (2010: £29m) principally reflecting dividend income from the Group's holding in BlackRock, Inc. The value of this holding of 37.567 million shares as at 31st March 2011 was recorded at £4.7bn (31st December 2010: £4.6bn). The available for sale reserve relating to this investment recovered to £0.7bn adverse (31st December 2010: £0.9bn) and is already reflected in our Core Tier 1 ratio.

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax decreased £128m to £90m (2010: loss of £218m) principally reflecting the timing of internal transactions and lower operating expenses.

Impairment

	Three Months Ended	Three Months Ended
Group Impairment Charges and Other Credit Provisions	31.03.11	31.03.10
	£m	£m
Impairment charges on loans and advances and other credit provisions	944	1,434
Impairment (release)/charges on available for sale assets and reverse repurchase agreements	(23)	74
Impairment charges and other credit provisions	921	1,508

Annualised loan loss rate (bps)	76	112

Impairment charges and other credit provisions improved significantly to £921m (2010: £1,508m). Impairment charges on loans and advances fell by 34% to £944m (2010: £1,434m). The annualised loan loss rate for the first three months reduced to 76bps (2010: 112bps).

The reduction in impairment on loans and advances was primarily due to lower charges in:

- Wholesale portfolios, where impairments reduced to£310m (2010: £509m), primarily due to a £190m release against the loan to Protium following an increase to the value of underlying assets partially offset by further charges in
        Barclays Corporate - Europe as credit conditions continued to remain weak in the market.

- Retail portfolios, where impairments reduced to £634m (2010: £925m), reflecting continuing improvement in performance in the majority of secured and unsecured portfolios.

There was an impairment release on available for sale and reverse repurchase agreements of £23m (2010: £74m charge).

Total impairment relating to Barclays Capital credit market exposures reduced from a charge in Q1 2010 of £191m to a release of £31m, reflecting a £190m one-off release on the loan to Protium (with any further changes in the value of the Protium assets being recorded in trading income), offset by charges primarily relating to leveraged finance and ABS CDO Super Senior exposures.

See Appendix II for more information on Risk Management and Appendix III for Barclays Capital Credit Market Exposures.

Other Matters

The judgment on the Judicial Review proceedings relating to the sale of Payment Protection Insurance was announced on 20th April 2011 in favour of the FSA and Financial Ombudsman Service. A reliable estimate of the financial impact cannot be provided until the Judicial Review proceedings have been finalised, including the outcome of any potential appeals and precise implications for banks' complaints handling and remediation practices. The British Bankers' Association members are considering the implications of the judgment and the merits of any appeal against the decision.

In line with our comments at the time of the 2010 Results Announcement, we have been seeking to re-negotiate the terms of the loan to Protium. In April 2011, the Group agreed to purchase the outstanding financial interests in Protium and is in the process of re-negotiating the management arrangements. This acquisition will help facilitate the Group's early exit from the underlying Protium exposures, therefore improving overall returns. No gain or loss and no goodwill is expected. Further details are contained on page 13 in Appendix III.

The UK Financial Services Authority, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission and the US Department of Justice are conducting investigations relating to certain past submissions made by Barclays to the British Bankers' Association, which sets LIBOR rates. We are cooperating with the investigations being conducted by these authorities and are keeping relevant regulators informed. It is currently not possible to predict the ultimate resolution of the issues covered by the various investigations, including the timing and the scale of the potential impact on the Group of any resolution.

The impact of the UK bank levy, for which legislation has not yet been enacted, is not reflected in these results in accordance with generally accepted accounting principles. The amount attributable to Q1 2011 is expected to be approximately £100m.

Dividends

It is our policy to declare and pay dividends on a quarterly basis. We will pay a cash dividend for the first quarter of 2011 of 1.0p per share on 10th June 2011.

Trading Update

In the month of April to date, performance has been in line with the trends of the first quarter and we remain content with the current market consensus for 2011. The improvement in impairment in the first quarter included a release of £190m on the loan to Protium and we do not therefore expect the same pace of improvement for the Group for the whole year.

Timetable
Event	Date
Ex-dividend date	4th May 2011
Dividend Record date	6th May 2011
Dividend Payment date	10th June 2011
2011 Interim Results Announcement	2nd August 2011
Q3 2011 Interim Management Statement	1st November 2011

For Further Information Please Contact
Investor Relations	Media Relations
Stephen Jones	Howell James / Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6060 / 6132

More information on Barclays can be found on our website at the following address:

www.barclays.com/investorrelations

Notes

- Unless otherwise stated, the income statement analyses compare the three months to 31st March 2011 to the corresponding period in 2010. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position as at 31st December 2010.

- The financial information on which this Interim Management Statement is based, and the credit market exposures and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2010 Annual Report. A glossary of terms is also set out in the 2010 Annual Report.

- For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 10th June 2011 to ADR holders on the record on 6th May 2011.

- Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays Dividend Reinvestment Plan ("DRIP"). The DRIP is a straightforward and cost-effective way of using your dividends to build your shareholding in Barclays. For further details including application information visit www.barclays.com or alternatively contact: The Plan Administrator to Barclays DRIP, Share Dividend Team, Aspect House, Spencer Road,
       Lancing, West Sussex BN99 6DA UK, Phone: 0871 384 2055* in the UK or +44 (0)121 415 7004 from overseas.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, including requirements regarding capital and group structures, changes in legislation, development of standards and evolving practices with regard to the interpretation and application of standards under IFRS applicable to past, current and future periods, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

* Calls to this number are charged at 8p per minute if using a BT landline; other telephony provider costs may vary.

Q111 IMS Appendix I - Quarterly Results Summary Group Results	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m
Top-line income	7,662	7,965	7,413	7,678	8,117
Credit market income/(losses)	88	116	(175)	(115)	50
Total income net of insurance claims (excluding own credit)	7,750	8,081	7,238	7,563	8,167

Impairment charges and other credit provisions	(921)	(1,374)	(1,218)	(1,572)	(1,508)

Net operating income (excluding own credit)	6,829	6,707	6,020	5,991	6,659

Operating expenses (excluding restructuring costs)	(4,773)	(5,277)	(4,741)	(4,848)	(4,775)
Restructuring costs	(69)	(218)	(15)	(20)	(77)
Total operating expenses	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)

Share of post tax results of associates & JVs	17	16	9	18	15
Gains on acquisitions and disposals	2	76	1	33	100
Profit before tax (excluding own credit)	2,006	1,304	1,274	1,174	1,922

Own credit (charge)/gain	(351)	487	(947)	953	(102)
Profit before tax	1,655	1,791	327	2,127	1,820
Basic earnings per share	8.5p	9.1p	0.4p	11.6p	9.3p

Cost: income ratio	65%	64%	76%	57%	60%
Cost: net operating income ratio	75%	76%	94%	70%	74%
Cost: income ratio (excluding own credit)	62%	68%	66%	64%	59%
Cost: net operating income ratio (excluding own credit)	71%	82%	79%	81%	73%

Barclays Capital Results
Fixed Income, Currency and Commodities	2,113	1,915	1,948	2,253	2,695
Equities and Prime Services	545	625	359	563	493
Investment Banking	612	725	501	461	556
Principal Investments	8	115	19	4	101
Top-line income	3,278	3,380	2,827	3,281	3,845
Credit market income/(losses)	88	116	(175)	(115)	50
Total income (excluding own credit)	3,366	3,496	2,652	3,166	3,895

Impairment releases/(charges) - credit market	31	(299)	(11)	(120)	(191)
Impairment releases/(charges) - other	-	77	(1)	79	(77)
Impairment charges and other credit provisions	31	(222)	(12)	(41)	(268)

Net operating income (excluding own credit)	3,397	3,274	2,640	3,125	3,627

Operating expenses	(2,067)	(2,201)	(1,881)	(2,154)	(2,059)
Share of post tax results of associates and JVs	3	2	6	7	3
Profit before tax (excluding own credit)	1,333	1,075	765	978	1,571

Own credit (charge)/gain	(351)	487	(947)	953	(102)
Profit before tax	982	1,562	(182)	1,931	1,469

Cost: income ratio	69%	55%	110%	52%	54%
Cost: net operating income ratio	68%	59%	111%	53%	58%
Cost: income ratio (excluding own credit)	61%	63%	71%	68%	53%
Cost: net operating income ratio (excluding own credit)	61%	67%	71%	69%	57%

Q111 IMS Appendix II - Risk Management Analysis of Loans and Advances to Customers and Banks

As at 31.03.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Impairment Charges1	Loan Loss Rates2
	£m	£m	£m	£m	bps
Wholesale - customers	221,207	5,392	215,815	309	57
Wholesale - banks	44,567	51	44,516	1	1
Total wholesale	265,774	5,443	260,331	310	47

Retail - customers	236,064	6,664	229,400	634	109
Total retail	236,064	6,664	229,400	634	109

Loans and advances at amortised cost	501,838	12,107	489,731	944	76

Loans and advances held at fair value	24,820	n/a	24,820
Total loans and advances	526,658	12,107	514,551

As at 31.12.10
Wholesale - customers	204,991	5,501	199,490	2,347	114
Wholesale - banks	37,847	48	37,799	(18)	(5)
Total wholesale	242,838	5,549	237,289	2,329	96

Retail - customers	235,335	6,883	228,452	3,296	140
Total retail	235,335	6,883	228,452	3,296	140

Loans and advances at amortised cost	478,173	12,432	465,741	5,625	118

Loans and advances held at fair value	24,522	n/a	24,522
Total loans and advances	502,695	12,432	490,263

1 The impairment charge provided above relates to the three months ended 31st March 2011 and twelve months ended 31st December 2010.
2 The loan loss rates for 31st March 2011 have been calculated on an annualised basis.

Q111 IMS Appendix III - Barclays Capital Credit Market Exposures

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and impact on the income statement presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in the secondary market and are therefore excluded from this disclosure.

The balances, fair value and impairment movements to 31st March 2011 are set out by asset class below:

Credit Market Exposures1

					Three Months Ended 31.03.11
US Residential Mortgages	As at 31.03.11	As at 31.12.10	As at 31.03.11	As at 31.12.10	Fair Value (Losses)/ Gain	Impairment (Charge)/ Release	Total (Losses)/ Gain
	$m	$m	£m	£m	£m	£m	£m
ABS CDO Super Senior	2,938	3,085	1,833	1,992	-	(47)	(47)
Other US sub-prime and Alt-A	845	1,025	528	662	5	25	30

Commercial Mortgages
Commercial real estate loans and properties	11,112	11,006	6,932	7,106	82	-	82
Commercial Mortgage-Backed Securities	157	184	98	119	-	-	-
Monoline protection on CMBS	8	18	5	12	33	-	33

Other Credit Market
Leveraged Finance2	7,424	7,636	4,631	4,930	-	(137)	(137)
SIVs, SIV-Lites and CDPCs	592	618	369	399	3	-	3
Monoline protection on CLO and other	2,026	2,541	1,264	1,641	(35)	-	(35)

Loan to Protium	10,248	10,884	6,393	7,028	-	190	190

Total	35,350	36,997	22,053	23,889	88	31	119

During the period ended 31st March 2011, credit market exposures decreased by £1,836m to £22,053m (31st December 2010: £23,889m). The decrease reflected net sales and paydowns and other movements of £1,468m and foreign exchange rate movements of £487m primarily relating to the depreciation of the US Dollar against Sterling, partially offset by total fair value gains and impairment releases of £119m.

Fair value gains and impairment releases comprised £88m net fair value gains through income (2010: gain of £50m) and £31m (2010: charge of £191m) of impairment releases. These included a £115m gain (2010: loss of £87m) on commercial mortgage positions, a £17m loss (2010: £140m) against US residential mortgage positions, a £169m loss (2010: gain of £86m) against other credit market positions and a £190m ($307m) impairment release against the loan to Protium following an increase in value of the underlying assets.

On 21st March 2011, Barclays Bank PLC announced an agreement to sell certain real estate loans to CreXus Investment Corp., a commercial mortgage real estate investment trust. In April 2011, the sale of $530m of these real estate loans had been completed with one remaining loan to be settled in May.

1 As the majority of exposure is held in US Dollars, except Leveraged Finance, the exposures above are shown in both US Dollars and Sterling.

2 Includes undrawn commitments of £259m (31st December 2010: £264m).

Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m ($12,285m), including £5,087m ($8,384m) in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction Barclays extended a $12,641m 10 year loan to Protium.

During the first quarter of 2011, the loan to Protium decreased in dollar currency terms by $636m due to principal repayments of $933m and interest payments of $90m offset by accrued interest and the impairment release. In April 2011, there was a principal repayment of $572m and an interest payment of $82m, further reducing the balance of the loan to Protium.

Principal and interest payments on the loan have been received in accordance with contractual terms. However, following a reassessment of the expected realisation period, since 31st December 2010 the loan has been carried at an amount equivalent to the fair value of the underlying collateral. This resulted in an impairment of $824m (£532m) being recognised as at 31st December 2010 with a subsequent impairment release in 2011 of $307m (£190m).

Protium	As at 31.03.11	As at 31.12.10	As at 16.09.09	As at 31.03.11	As at 31.12.10	As at 16.09.09
	$m	$m	$m	£m	£m	£m
Protium assets	10,248	10,884	12,535	6,393	7,028	7,605

Loan to Protium	10,248	10,884	12,641	6,393	7,028	7,669

Protium assets include all assets held by Protium as collateral for the loan. Following the commutation of contracts with one monoline insurer in January 2011, there is no longer any reliance on monoline insurers. At 31st March 2011, US residential & commercial mortgage backed securities and collateral loan obligations were $8,432m (2010: $8,990m). Cash and cash equivalents at 31st March 2011 were $1,149m (2010: $1,364m) including cash realised from sales and paydowns and funds available to purchase third party assets. Other assets at 31st March 2011 were $667m (2010: $530m) including residential mortgage-backed securities purchased by Protium post inception and other asset-backed securities.

In April 2011, Barclays entered into agreements to acquire the third party investments in Protium for their carrying value of $270m. From this time, Barclays is exposed to the majority of risks and rewards of Protium, which will be consolidated by the Group. An associated restructuring of the management arrangements is also at an advanced stage of negotiation. Under this restructuring, the general partner interest will be acquired by Barclays for a nominal consideration and the remaining interest in Protium held by C12, Protium's investment manager, will be redeemed for consideration of $83m, which is in accordance with the performance fees that would have been due under the original agreement, based on investment performance to date. Barclays will then become the sole owner of Protium. Completion is expected before the end of April. C12 will continue to provide management services to Barclays in relation to these assets. The transactions will also result in the shortening of the maturity of the loan to Protium to 15th June 2014. Acquiring control of Protium will assist the Group in facilitating an early exit from the underlying Protium exposures and improving returns. Since impairment on the loan is already calculated by reference to Protium's net asset value, there will be no gain or loss and no goodwill arising. As part of this transaction, $750m of the proceeds from the Protium loan redemption will be invested into Helix, an existing fund managed by C12. This represents a majority interest in the fund, which will also be consolidated by the Group on completion.
Q111 IMS Appendix IV - Group Exposures to Selected Countries

Group Exposures to Selected Countries

The table below shows the Group's exposure to selected countries that are subject to current investor focus. These comprise countries in the Eurozone that have a credit rating of AA or below1 and where the Group has an exposure of over £0.5bn, and Egypt, which has a credit rating of BB and where Barclays has a significant local presence.

The balances represent exposure to retail customers and wholesale customers (comprising corporates and sovereigns) in each of the respective countries. Assets are stated gross of any trading liability positions and before any risk mitigation but net of impairment allowances, derivative counterparty netting and collateral held. Assets held at fair value primarily comprise trading portfolio assets, which are highly liquid in nature, available for sale positions in high quality debt securities, and derivatives.

	Loans and Advances at Amortised Cost			Assets Held at Fair Value		Contingent Liabilities & Commitments
As at 31.03.11	Retail	Wholesale	Of which Government	Total Assets	Of which Government	Retail	Wholesale
	£m	£m	£m	£m	£m	£m	£m
Spain	19,470	6,432	98	10,010	8,051	1,330	2,728
Italy	16,889	3,107	-	10,865	8,912	1,107	2,482
Portugal	5,776	2,736	27	2,677	1,425	1,403	1,610
Ireland	136	3,793	-	2,863	395	2	2,066

Middle East & North Africa2	1,619	4,924	1,365	2,776	1,752	449	2,219
Including:
Egypt	255	566	113	833	794	47	773

Within the Eurozone countries, retail exposures mainly relate to the Group's domestic lending in Spain, Italy and Portugal, principally residential mortgages. The credit quality of our mortgage lending in Spain and Italy reflects low LTV lending, with average mark to market LTVs at 31st March 2011 in Spain of 56% and in Italy of 46% (2010: 58% and 45% respectively). During the first quarter, credit risk loan balances in Spain and Italy increased by 18% to £981m and 10% to £609m, respectively.

Eurozone wholesale exposures relate to Barclays Capital and Barclays Corporate activities in Spain, Italy, Portugal and Ireland covering a broad range of SME, corporate and investment banking activities, as well as Retail and Business Banking -Europe treasury operations' holdings of sovereign and corporate bonds in those countries. Loans and advances include exposures to the property and construction industry in Spain of £2,699m, in Portugal of £681m, in Ireland of £209m and in Italy of £174m.

The Group's on balance sheet exposure to Middle East and North Africa was approximately £9bn, including £1.7bn relating to Egypt. A significant proportion of the exposure to Egypt represented available for sale assets held in Treasury Bills with a maturity of less than one year.

1        As reported by Standard & Poor's.

2 As defined by the World Bank.